File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2004 OCT 19 A 10:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 October 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

04045502

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

Encl.

dw 10/19

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Appointment of Acting Managing Director of Severn Trent Water	SE Announcement	16-Sep-2004	✓				✓	Filed with SEC on 16 September 2004
Pre-Close Period Trading Statement	SE Announcement	27-Sep-2004	✓				✓	Filed with SEC on 27 September 2004
Purchase of Shares for Non-Executive Directors	SE Announcement	30-Sep-2004	✓				✓	Filed with SEC on 30 September 2004
88(2) - TD Waterhouse Nominees & FHF Nominees - 18,578 shares	Co House Forms	01-Sep-2004		✓				
88(2) - TD Waterhouse Nominees & FHF Nominees - 19,065 shares	Co House Forms	15-Sep-2004		✓				
88(2) - TD Waterhouse Nominees Europe - 4,524 shares	Co House Forms	15-Sep-2004		✓				
88(2) - FHF Nominees - 16,363 shares	Co House Forms	22-Sep-2004		✓				
88(2) - Various - 3,487 shares	Co House Forms	23-Sep-2004		✓				
88(2) - Various - 9,357 shares	Co House Forms	24-Sep-2004		✓				
288b - Resignation of Alan Perelman	Co House Forms	31-Aug-2004		✓				
288b - Resignation of Brian Duckworth	Co House Forms	31-Aug-2004		✓				
288a - Appointment of Mark Wilson	Co House Forms	01-Sep-2004		✓				
288a - Appointment of Rachel Brydon Jannetta	Co House Forms	01-Sep-2004		✓				
Severn Trent Plc named as leading utility in Dow Jones Sustainability Index	Voluntary Ann	07-Sep-2004				✓		
Colin Matthews to be Acting Managing Director of Severn Trent Water	Voluntary Ann	16-Sep-2004				✓		

TRENT
ENVIRONMENTAL LEADERSHIP

7 September 2004

Severn Trent wins for the fourth time in a row

Severn Trent Plc, a leading UK environmental services group, has been named as the utilities sector leader in the global Dow Jones Sustainability World Index for the fourth consecutive year. In the face of strong competition Severn Trent has now achieved the distinction of the world's most sustainable utility for each of the last four years.

Alexander Barkawi, Managing Director of SAM Indexes, who conducted Dow Jones' research, said "*Over the last year Severn Trent has reconfirmed its sustainability leadership and has again been ranked on top of the utilities sector. Leading a sector in the index for four years in a row is a major achievement, especially in an industry as competitive as utilities*".

Severn Trent Plc Group Chief Executive, Robert Walker, commented on the group's success *"We are delighted that our achievements have once again been recognised by the Dow Jones Sustainability World Index and believe it is evidence of the determination we have to maintain and reinforce our environmental leadership credentials in underpinning our business values. The challenge is not just about contributing to sustainable development within our own operations, but working with our customers and suppliers to help modern society grow in a more sustainable way."*

The sustainability index consists of 300 of the largest companies from 24 countries that lead their industries in terms of corporate sustainability. The index is based on an assessment of the quality of a company's management and performance in terms of integrating economic, environmental and social considerations into business strategies whilst continuing to enhance competitiveness and brand reputation

End

For further information please contact:

Jane Rhead, Media Relations Manager, Severn Trent Plc 0121 722 4273

NOTE TO EDITORS:

1. Severn Trent Plc, an environmental services group, is a leading provider of water, waste and utility services. The group, which includes Severn Trent Water, Biffa and Severn Trent Services, generates revenues of £2 billion and employs more than 15,000 people across the UK, US and the rest of Europe.
2. The Dow Jones Sustainability World Index was launched September 1999. It is the world's first global index tracking the performance of the leading sustainability-driven companies worldwide.

the **environment** is our business

Issued by Group Communications Severn Trent Plc 2297 Coventry Road Birmingham B26 3PU
Tel: 0121 722 4273 Fax: 0121 722 4242 E-mail: groupcommunications@stplc.com www.severntrent.com

News Release

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

16 September 2004

Colin Matthews to be Acting Managing Director of Severn Trent Water

Severn Trent Plc announced today that Colin Matthews, Group Chief Executive Designate, is to be acting Managing Director, Severn Trent Water, pending the appointment of a permanent Managing Director.

Mr Matthews, who joined Severn Trent Plc on 6th September, will take over from Robert Walker as Group Chief Executive, Severn Trent Plc, on his retirement in February 2005, as already announced.

Severn Trent Plc also confirmed today that Severn Trent Water has replied to Ofwat in response to Ofwat's Draft Determination for PR04 announced on 5 August. This is a formal stage in the process of determining prices and obligations for 2005 – 2010.

For further information, contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310

Julian Wais
Head of Investor Relations
Severn Trent Plc
0121 722 4295

the **environment** is our business

Issued by Group Communications Severn Trent Plc 2297 Coventry Road Birmingham B26 3PU
Tel: 0121 722 4273 Fax: 0121 722 4242 E-mail: groupcommunications@stplc.com www.severntrent.com

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	31	08	2004

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr. * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Brian

Surname: Duckworth

	Day	Month	Year
† Date of Birth	23	04	1949

A serving director, secretary etc must sign the form below.

Signed ELECTRONICALLY FILED **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	31	08	2004

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Alan Steven

Surname: Perelman

	Day	Month	Year
† Date of Birth	30	04	1948

A serving director, secretary etc must sign the form below.

Signed ELECTRONICALLY FILED **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	09	2004
† Date of Birth	24	01	1960

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Ms   * Honours etc:

Forename(s): Rachel Sophia

Surname: Brydon Jannetta

Previous forename(s):   Previous surname(s):

Usual residential address: Hawford Grange Barn, Chatley Lane, Hawford

Post town: WORCESTER   Postcode: WR3 7SG

County / Region: Country:

† Nationality: British   † Business occupation: Director

† Other directorships (additional space next page): None

I consent to act as ** director / secretary of the above named company

Consent signature ELECTRONICALLY FILED   **Date**

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed   **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2366619

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	0 1	0 9	2 0 0 4
† Date of Birth	2 2	0 8	1 9 5 7

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Mr   * Honours etc:

Forename(s): Mark Richard

Surname: Wilson

Previous forename(s):   Previous surname(s):

Usual residential address: 1 Fairway Rise, Knowle Hill

Post town: KENILWORTH   Postcode: CV8 2XN

County / Region: Warwickshire   Country: England

† Nationality: British   † Business occupation: Finance Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature ELECTRONICALLY FILED   **Date**

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed   **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England
Tel
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2366619

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Name Mark Richard Wilson

Company Name	Resignation
Paypoint Limited	
Severn Trent MIS Guarantee Limited	
Severn Trent WPS Guarantee Limited	

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,824	1,600	846
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________ **Date** 24/9/04

A director / ~~secretary~~ / administrator / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/LS/9323 Tel: 01903 833064
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,187	900	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	568p	799p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted ORDINARY	Number allotted 9,357
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed [signature] **Date** 24/9/04

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/LS/139 Tel: 01903 833064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	590	2,897	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	528p	568p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 3,487
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 23/9/04

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 7 & 9
Tel: 01903 833394

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4360	12003	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	688p	738p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details | Shares and share class allotted

Shareholder details	Class of shares allotted	Number allotted
Name F H F /Nominees/ Limited Design CSOS Part ID 846 Address 1 Park Lane LEEDS UK Postcode L S 3 1 E P	Ordinary	16,363
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	16,363

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 22/9/04

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E8768 Tel: 01903 833004

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,524		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees Europe Limited Address 201 Deansgate Manchester Part ID:277 Desig:CESNOMS UK Postcode M 3 3 T D	Class of shares allotted Ordinary	Number allotted 4,524
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 4,524

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 15.9.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AG/8602 Tel: 01903 833436

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	19065		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited Desig CESNOMS Part ID:277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 7082
Name F H F (Nominees) Limited Desig CSOS Part ID 846 Address 1 Park Lane Leeds UK Postcode LS3 1EP	Class of shares allotted Ordinary	Number allotted 11983
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 19065

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 15.9.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/8646 Tel: 01903 833004

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,578		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F NOMINEES LIMITED Desig CSOS Part ID: 846 Address 1 PARK LANE LEEDS UK Postcode LS3 1EP	Class of shares allotted Ordinary	Number allotted 8,825
Name T D WATERHOUSE NOMINEES /EUROPE/LIMITED Address 201 DEANGATE MANCHESTER Desig: CESNOMS Part ID: 277 UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 9,753
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 18,578

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 1st September 2004.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AG/8493 Tel: 01903 833436
DX number DX exchange